Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) of Data443 Risk Mitigation, Inc. (formerly known as Landstar, Inc.) and to the use of our report dated April 12, 2019, with respect to the consolidated financial statements of Data443 Risk Mitigation, Inc. (formerly known as Landstar, Inc.), included in its Annual Report (Form 10-K) for the year ended December 31, 2018 and 2017, filed with the Securities and Exchange Commission. Our report dated April 12, 2019 contains emphasis of matter paragraph that states that the financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

Sugar Land, Texas

January 24, 2020